Exhibit 11.2

	CPI Corp.
	Computation of Per Common Share Earnings (Loss) - Basic
	(Unaudited)

thousands, except share and per share data
	16 Weeks Ended		40 Weeks Ended
	November 12, 2005	November 13, 2004	November 12, 2005	November 13, 2004
Basic:
Net loss applicable to common shares:
From continuing operations	$(3,098)	$(13,438)	$(8,173)	$(27,607)
From discontinued operations	-	(7)	-	(3,744)

Net loss	$(3,098)	$(13,445)	$(8,173)	$(31,351)

Shares:
Weighted average number of common
shares outstanding	18,511,008	18,423,933	18,485,993	18,403,416
Less: Treasury stock - weighted average	(10,639,543)	(10,672,236)	(10,639,543)	(10,476,110)

Weighted average number of common and
common equivalent shares outstanding	7,871,465	7,751,697	7,846,450	7,927,306

Net loss per common and common equivalent shares:

From continuing operations	$(0.39)	$(1.73)	$(1.04)	$(3.48)
From discontinued operations	-	-	-	(0.47)

Net loss	$(0.39)	$(1.73)	$(1.04)	$(3.95)